EXHIBIT 99.1

Internet Gold – Golden Lines Ltd.

(the “Company”)

The Company advises that the 2018 Annual General Meeting of the Company (the “Meeting”) was held on August 19, 2018 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were adopted at the Meeting:

1.	To elect six directors: Ami Barlev, Yuval Bronstein, Ilan Cohen, Moshe Lusky, Yahel Shachar and Gilead Sher, to hold office until the Company’s next annual general meeting of shareholders.

2.	To approve a new directors & officers liability insurance policy, including coverage for the Company’s current and future office holders who are deemed to be controlling shareholders.

3.	To approve an amendment to the Company’s Compensation Policy.

4.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2018, and to authorize the Company’s Board of Directors and its audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Annual General Meeting on July 10, 2018 (and to the Company’s report on Form 6-K on August 1, 2018).